UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

                             NATCO GROUP INC. [NTG]

--------------------------------------------------------------------------------
1(b) IRS IDENT. NO. |(c) SEC FILE NO.
                                       |
22-2906892                             | 0001057693
--------------------------------------------------------------------------------
1(d) ADDRESS OF ISSUER              STREET

2950 NORTH LOOP WEST, 7TH FLOOR
--------------------------------------------------------------------------------
1(d)      CITY                       STATE                  ZIP CODE

          HOUSTON                    TX                     77092
--------------------------------------------------------------------------------
1(e) TELEPHONE
--------------------------------------------------------------------------------
     AREA CODE           |NUMBER
                         |
                         |
--------------------------------------------------------------------------------

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

                                   SEE ANNEX A

--------------------------------------------------------------------------------
2(b) IRS IDENT. NO. (c) RELATIONSHIP TO ISSUER

                                 SEE ANNEX A N/A

--------------------------------------------------------------------------------
2(d) ADDRESS STREET

                                   SEE ANNEX A

--------------------------------------------------------------------------------
2(d) CITY STATE ZIP CODE

--------------------------------------------------------------------------------
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whom the Securities       File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Acquiring the
               Securities
------------------------------------------------------------------------------------------------------------------------------------
COMMON         BAYPOINT TRADING, LLC                            $19,160,000
STOCK          450 SANSOME STREET,                400,000*      AS OF         17,398,689         7/10/07            NYSE
               16TH FL.                                         7/09/07
               SAN FRANCISCO, CA 94111
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

* SEE ANNEX A

                         TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

                                                 Name of Person
                                                 from Whom Acquired
Title of     Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class    Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
------------------------------------------------------------------------------------------------------------------------------------
SERIES B**             PRIVATE NEGOTIATED
CONVERTIBLE    4/7/06  TRANSACTION OFF THE       LIME ROCK PARTNERS         13,037                4/7/06      CASH
PREFERRED              EXCHANGE
STOCK
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

** This form covers a total of 400,000 shares of the issuer's common stock, all of which are being acquired solely in consideration for surrender for conversion, in accordance with their terms, of a total of 3,122 shares of the issuer's convertible preferred stock acquired as described in the table and no other consideration.

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

               TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
-------------------------------------------------------------------------------------------------------
see Annex A                        COMMON STOCK                  6/15/2007       110,061     $5,313,821
-------------------------------------------------------------------------------------------------------

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

                      7/10/07 DAVID NIERENBERG SEE ANNEX A
                          (DATE OF NOTICE) (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).